UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                       (Amendment No.  2)


             Fortune Natural Resources Corporation
_____________________________________________________________________________
                        (Name of Issuer)

                          Common Stock
_____________________________________________________________________________
                 (Title of Class of Securities)

                           349681106
                   __________________________
                         (CUSIP Number)



                              13G
CUSIP No.  349681106
_____________________________________________________________________________
1.  NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.

    Renaissance Capital Growth and Income Fund III, Inc.  75-2533518
_____________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)
    (b)
_____________________________________________________________________________
3.  SEC USE ONLY

_____________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Texas
_____________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_____________________________________________________________________________
5.  SOLE VOTING POWER
    1,522,394 shares
_____________________________________________________________________________
6.  SHARED VOTING POWER
    None
_____________________________________________________________________________
7.  SOLE DISPOSITIVE POWER
    1,522,394 shares
_____________________________________________________________________________
8.  SHARED DISPOSITIVE POWER
    None
_____________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,522,394 shares
_____________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    Not applicable
_____________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    10.08%
_____________________________________________________________________________
12. TYPE OF REPORTING PERSON
    IV
_____________________________________________________________________________

ITEM 1.
    (a) Name of Issuer.
        Fortune Natural Resources Corporation                    ("Company")

    (b) Address of Issuer's principal Executive Offices
        515 West Greens Road, Suite 720
        Houston, TX 77067

ITEM 2.

    (a) Name of Person Filing
        Renaissance Capital Growth and Income Fund III, Inc.     ("Filer")

    (b) Address of principal Business Office or, if none, Residence 8080 North Central Expwy., Suite 210, LB 59
        Dallas, TX 75206-1857

    (c) Citizenship
        Texas

    (d) Title of Class of Securities
        Common Stock

    (e) CUSIP Number
        75966V105

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a) ______ Broker or Dealer registered under Section 15 of the Act

    (b) ______ Bank as defined in section 3(a)(6) of the Act

    (c) ______ Insurance Company as defined in section 3(a)(19) of the Act

    (d) X Investment Company registered under section 8 of the Investment ______ Company Act

    (e) ______ Investment Adviser registered under section 203 of the Investment
               Advisers Act of 1940

    (f) ______ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

    (g) ______ Parent Holding Company, in accordance with section 240.13d-1(b)
               (ii)(G)(Note: See Item 7)

    (h) ______ Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4. Ownership.

    (a) Amount Beneficially Owned:
        At December 31, 1998, Renaissance Capital Growth & Income Fund III, Inc. ("Renaissance III") owned a $350,000 12% Convertible Subordinated Promissory Note due December 31, 2007, convertible at $3.00 per share. On May 1, 1999, the conversion price was reset on this promissory note to $0.3297 per share. On February 1, 2000, the $350,000 12% Convertible Subordinated Promissory Note was converted into 1,061,728 shares of the Company's common stock and 60,666 shares of the Company's common stock were received for interest payments. On February 14, 2000, the Fund purchased 200,000 shares of the Company's common stock at $0.75 per share and received warrants to purchase 100,000 shares of the Company's common stock at a purchase price of $1.50 expiring on March 1, 2003 and warrants to purchase 100,000 shares of the Company's common stock at a purchase price of $2.25 expiring on March 1, 2003. Thus the Filer owns 1,522,394 shares of the Company's common stock on a fully converted basis. The Investment Advisor is Renaissance Capital Group, Inc., which is also Investment Manager for Renaissance US Growth and Income Trust PLC. Renaissance US Growth and Income Trust PLC also owns securities of Fortune Natural Resources Corporation.

    (b) Percent of Class   10.08%

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote:   1,522,394 shares
         (ii) shared power to vote or to direct the vote:   None
        (iii) sole power to dispose or to direct the disposition of:
              1,522,394 shares
         (iv) shared power to dispose or to direct the disposition of:   None

ITEM 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9.  Notice of Dissolution of Group.

         Not applicable.

ITEM 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March   6, 2000                 /S/
                         ____________________________________________________
                                   Signature
                         Russell Cleveland, President and CEO
                         Renaissance Capital Growth and Income Fund III, Inc.
                         ____________________________________________________
                                  Name and Title